Exhibit (c)(3)

Wilshire Enterprises, Inc.
Forecasted 2009 Income Statements*

($ in thousands)			Fiscal Year
	Six Months Ended (ing)		Ending
	6/30/2009 (1)	12/31/2009 (2)	12/31/2009

Revenues	$4,540	$4,489	$9,029
Costs and Expenses:
Operating Expenses	2,783	2,819	5,602
Depreciation Expense	586	586	1,172
General and Administrative	2,165	1,736	3,901
Costs and Expenses	5,534	5,141	10,675
Income (Loss) from Operations	(994)	(652)	(1,646)
Other Income:
Dividend and Interest Income	25		25
Gain on Sale of Marketable Securities	―		―
Gain on Sale of Real Estate and Real Estate Related Assets	―		―
Other Income	2	15	17
Other Income	27	15	42
Interest Expense	(866)	(866)	(1,732)
Loss Before Provision for Income Taxes	(1,833)	(1,503)	(3,336)
Income Tax Benefit	(679)	(556)	(1,235)
Income (Loss) from Continuing Operations	(1,154)	(947)	(2,101)
Discontinued Operations - Real Estate, Net of Taxes:
Income (Loss) from Operations	(253)	(193)
Gains From Sales	―	40
Discontinued Operations - Real Estate, Net of Taxes	(253)	(153)	(406)
Discontinued Operations - Oil & Gas, Net of Taxes:
Income (Loss) from Operations	13
Gain from Sale	―	10
Discontinued Operations - Oil & Gas, Net of Taxes	13	10	23
Net Income (Loss)	$(1,394)	$(1,090)	$(2,484)

Adjusted EBITDA Calculation:
Operating Income	$(994)	$(652)	$(1,646)
Plus: Depreciation & Amortization	586	586	1,172
Plus: Non-recurring General & Administrative Expense	839	264	1,103
Adjusted EBITDA	$431	$198	$629

Net Operating Income Calculation:
Income (Loss) from Continuing Operations	$(1,154)	$(947)	$(2,101)
Income Tax Benefit	(679)	(556)	(1,235)
Interest Expense	866	866	1,732
Other Income	(27)	(15)	(42)
General and Administrative Expense	2,165	1,736	3,901
Depreciation Expense	586	586	1,172
Net Operating Income	$1,757	$1,670	$3,427

(1) Based on preliminary quarterly results
(2) Based on management estimates
* Assumes no major acquisitions or divestitures and performance consistent with the Company's performance through June 30, 2009